FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: August 15, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

INDEX TO EXHIBITS

1	Q2 Interim Report for the Period Ended June 30, 2006

2	FORM 52-109F2 - Certification of Annual Filings, executed by Chief Executive Officer

3	FORM 52-109F2 - Certification of Annual Filings, executed by Chief Financial Officer

EXHIBIT 1

Interim Report

Q2

June 30, 2006

Glencairn Gold Corporation
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three and six months ended June 30, 2006 and 2005, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the Annual Information Form, audited financial statements and Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold mining company that operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua. The Bellavista Mine achieved commercial production in December 2005. The Company’s objective is to become a mid-tier gold producer through the acquisition of operating mines and advanced development projects.

On July 6, 2006, the Company acquired a 100% interest in La Libertad gold mine in Nicaragua and a 60% interest in Cerro Quema advanced gold project in Panama from Yamana Gold Inc. (“Yamana”). Total consideration for the acquisition was 32 million Glencairn common shares valued at $20,894,000 (Cdn$22,976,000).

In conjunction with the acquisition, on July 6, 2006, the Company also issued a private placement of 30 million subscription receipts at a price of Cdn$0.60 per subscription receipt for gross proceeds of $15.5 million (Cdn$18 million), sold on an underwritten basis through a syndicate of underwriters. Each subscription receipt entitles the holder to acquire one common share and one-half common share purchase warrant, without payment of additional consideration. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$0.80 until the earlier of:

(i)	Two years following closing; or
(ii)	At the option of Glencairn, a date that is 30 days following provision of notice to warrantholders from the Company that the closing price of its common shares on the Toronto Stock Exchange has been at least Cdn$1.20 for 30 consecutive trading days (such notice not to be provided prior to the date which is four months and a day following closing).

Yamana also participated in the private placement. At completion of the acquisition, Yamana beneficially owned 42,022,500 common shares of Glencairn, representing 17.9% of the issued and outstanding shares of Glencairn, and warrants to acquire an additional 2,100,000 common shares. Yamana has stated that it does not have any present intention to acquire ownership of, or control over, additional securities of Glencairn. However, Yamana will have the right to participate in future Glencairn equity financings to maintain up to its pro rata interest in Glencairn. Yamana will also have the right to appoint a representative to the Glencairn Board of Directors provided that it maintains a greater than 10% interest in the Company.

Selected Quarterly Information

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Gold sales (ounces)	20,137	9,657	40,883	21,892
Average spot gold price ($/ounce)	$ 628	$ 427	$ 591	$ 427
Average realized gold price ($/ounce)	$ 618	$ 429	$ 586	$ 428
Cash operating costs ($/ounce)	$ 320	$ 347	$ 336	$ 319
Total cash costs ($/ounce)	$ 344	$ 374	$ 358	$ 344
Gold produced (ounces)	21,127	9,669	39,509	21,053
(in thousands, except per share amounts)
Sales	$ 12,441	$ 4,143	$ 23,952	$ 9,380
Cost of sales	$ 6,436	$ 3,349	$ 13,731	$ 6,986
Net earnings (loss)	$ 2,051	($ 1,401)	$ 3,821	($ 1,627)
Earnings (loss) per share - basic and diluted
	$ 0.01	($ 0.01)	$ 0.02	($ 0.01)

Results of Operations

Limon Mine

	Three months ended June 30

	2006	2005	Change	% Change

Gold sold (ounces)	9,437	9,657	(220)	(2%)
Average realized gold price ($/ounce)	$ 620	$ 429	$ 191	45%
Cash operating costs ($/ounce)	$ 396	$ 347	$ 49	14%
Total cash costs ($/ounce)	$ 434	$ 374	$ 60	16%
Tonnes milled	85,988	76,647	9,341	12%
Ore grade (g/tonne)	4.3	4.8	(0.5)	(10%)
Recovery (%)	84.4	82.5	1.9	2%
Gold produced (ounces)	9,949	9,669	280	3%
($ in thousands)
Sales	$ 5,854	$ 4,143	$ 1,711	41%

Cost of sales	3,738	3,349	389	12%
Royalties and production taxes	358	263	95	36%
Depreciation and depletion	346	272	74	27%
Accretion	16	30	(14)	(47%)

	4,458	3,914	544	14%

Earnings from mining operations	$ 1,396	$ 229	$ 1,167	510%

Sales from the Limon mine increased $1,711,000 or 41% in 2006 compared to 2005. Although the actual quantity of gold sold decreased 220 ounces or 2% from the same period in the prior year, the increase in sales was attributable to the increase in average realized gold price by $191. Lower than expected gold production resulted from the lower ore grades encountered in 2006 compared to 2005.

Cost of sales increased by $389,000 or 12%. This is inline with increases of cash operating costs of $49 per ounce. Higher production costs were encountered with respect to haulage costs, electricity, and fuel.

Royalties and production taxes increased $95,000 or 36% due to the overall increase in the average realized gold price of $191 or 45% over the same period in the previous fiscal year. Depreciation and depletion increased by $74,000 or 27% due to the increase in depletion rate per unit caused by the decrease in mineral reserve estimates over the previous fiscal year.

Limon Mine

	Six months ended June 30

	2006	2005	Change	% Change

Gold sold (ounces)	17,283	21,892	(4,609)	(21%)
Average realized gold price ($/ounce)	$ 590	$ 428	$ 162	38%
Cash operating costs ($/ounce)	$ 415	$ 319	$ 96	30%
Total cash costs ($/ounce)	$ 451	$ 344	$ 107	31%
Tonnes milled	148,337	162,874	(14,537)	(9%)
Ore grade (g/tonne)	4.3	4.9	(0.6)	(12%)
Recovery (%)	84.2	82.7	1.5	2%
Gold produced (ounces)	17,132	21,053	(3,921)	(19%)
($ in thousands)
Sales	$ 10,205	$ 9,380	$ 825	9%

Cost of sales	7,172	6,986	186	3%
Royalties and production taxes	615	548	67	12%
Depreciation and depletion	622	669	(47)	(7%)
Accretion	32	59	(27)	(46%)

	8,441	8,262	179	2%

Earnings from mining operations	$ 1,764	$ 1,118	$ 646	58%

Gold sales in the Limon mine in the first half of fiscal 2006 decreased 4,609 ounces or 21% over the same period in the prior year. The first quarter of 2006 saw intermittent illegal road blockades which disrupted production at the mine. The mine was able to resume normal operations by the second quarter of 2006. There was also slightly lower grade ore encountered in 2006. Overall gold sales increased by $825,000 or 9%. This was due to the higher average realized gold price of $590 per ounce, compared to $428 per ounce in the previous fiscal year.

Cost of sales increased $186,000 or 3%. Higher production costs were encountered with respect to haulage costs, electricity, and fuel. Increases in cash operating costs per ounce were also negatively affected by the lower sales of gold due to the relatively fixed cost base.

Royalties and production taxes increased as the average realized gold price increased 38% compared to the same period in the prior year.

Bellavista Mine

	Three months ended June 30
	2006	2005	Change
Gold sold (ounces)	10,700	—	10,700
Average realized gold price ($/ounce)	$ 616	—	$ 616
Cash operating costs ($/ounce)	$ 252	—	$ 252
Total cash costs ($/ounce)	$ 264	—	$ 264
Tonnes mined	328,615	—	328,615
Ore grade (g/tonne)	1.56	—	1.56
Gold produced (ounces)	11,178	—	11,178
($ in thousands)
Sales	$ 6,587	$ —	$ 6,587

Cost of sales	2,698	—	2,698
Royalties and production taxes	129	—	129
Depreciation and depletion	1,284	—	1,284
Accretion	9	5	4

	4,120	5	4,115

Earnings (loss) from mining operations
	$ 2,467	$ (5)	$ 2,472

Bellavista Mine

	Six months ended June 30
	2006	2005	Change
Gold sold (ounces)	23,600	—	23,600
Average realized gold price ($/ounce)	$ 583	—	$ 583
Cash operating costs ($/ounce)	$ 278	—	$ 278
Total cash costs ($/ounce)	$ 289	—	$ 289
Tonnes mined	747,725	—	747,725
Ore grade (g/tonne)	1.67	—	1.67
Gold produced (ounces)	22,377	—	22,377
($ in thousands)
Sales	$ 13,747	$ —	$ 13,747

Cost of sales	6,559	—	6,559
Royalties and production taxes	273	—	273
Depreciation and depletion	2,788	—	2,788
Accretion	19	9	10

	9,639	9	9,630

Earnings (loss) from mining operations	$ 4,108	$ (9)	$ 4,117

Commercial production at the Bellavista Mine commenced in December 2005. As a result, no comparative information for the three and six month periods in 2006.

Gold ounces sold during the first half of 2006 was lower than expectations due to a mechanical problem in the secondary crusher and lower recoveries due to the late completion of the grinding mill. Cash operating costs and total cash costs were also higher than expectation due to higher costs for fuel, supplies, and maintenance and the relatively fixed nature of many costs spread over fewer ounces produced.

Expenses and Other Income

Three months ended June 30, 2006

General and administrative expenses increased $559,000 or 73% over the same period in the previous year. The increase can be largely attributed to an additional head-office staff, bonus payments, and a general increase in salaries.

Exploration expense was nil 2006. In late 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations.

Other expense totalled $278,000, a small decrease of $27,000 or 9%. This amount was largely attributable to interest and fees on the long-term debt. Other expense was $305,000 in 2005. Interest and gains on the sales of assets totalled $226,000, foreign exchange loss was $433,000 and interest and finance fees were $98,000. In 2005, the gains on sale of assets were realized from the sale of certain mineral properties at the Keystone Mine.

Six months ended June 30, 2006

General and administrative expenses increased $268,000 or 14% mainly as a result of opening a second mine in December 2005. This was slightly offset by increased cost recoveries of $50,000 from Blue Pearl Mining Ltd., a related party.

Stock option expense decreased by $115,000 or 35% as fewer options were granted to employees and executives of the Company when compared to the same period in the previous fiscal year.

Exploration expense decreased by $798,000 or 89%. Due to the labour disruption at the Limon operations in late 2005, all Nicaraguan exploration activities were suspended. The first quarter of 2006 saw only land holding costs incurred.

Other income increased by $3,000 or 1%. Gains in 2005 were due to one-time gains realized from the sale of marketable securities, the Vogel Property and mill, and certain mineral properties at the Keystone Mine. In 2006, the Company incurred interest and financing fees of $557,000 related to the long-term debt which was entered into on May 12, 2005.

Cash Flows

Three months ended June 30, 2006

Operating activities generated $2,377,000 in 2006, compared to $757,000 in 2005. Operating cash flows increased as 10,480 more ounces were sold as a result of the commencement of commercial production at the Bellavista Mine in December 2005. As well, the average realized gold price increased $189 or 44% from the same period in the previous fiscal year.

Financing activities used $290,000 of cash in 2006, compared to providing cash inflows of $3,564,000 during the same period in 2005. In 2006, the amount consisted of repayment of $1,000,000 on the debt and $710,000 on the issuance of common stock.

Investing activities utilized cash of $2,736,000 and was largely attributed to the purchase of property, plant, and equipment for the mine sites and a $900,000 payment to Glamis Gold Ltd. In 2005, $9,725,000 related to the purchase of assets for the Bellavista Mine, Limon Mine, and corporate offices.

Six months ended June 30, 2006

Operating activities generated $4,085,000 in 2006, compared to $663,000 in 2005. The commencement of the Bellavista Mine in Cost Rica contributed to the Company’s positive operating cash flows. Gold sales increased 18,991 ounces or 87% from the same period in the previous fiscal year. Cash flows were further enhanced by the increase of average realized gold price, by $158 or 37% over the same period in the previous fiscal year.

Financing activities in 2006 used $773,000. This consisted of $1,500,000 expended on the repayment of long-term debt which was partially offset by $727,000 received on the issuance of common shares.

Investing activities used $3,702,000 in 2006, compared to $14,352,000 in the same period in the previous fiscal year. In 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totalling $726,000 and $3,998,000 for the Limon Mine and Bellavista Mine, respectively. In 2005, investing activities used $14,352,000. The purchase of property, plant, and equipment of $16,829,000 (Bellavista Mine — $14,945,000, Limon Mine — $1,870,000 and Corporate — $14,000) and the increase in restricted cash of $100,000 was offset by the proceeds from the sale of assets of $2,577,000.

Liquidity and Capital Resources

The Company had cash of $6,409,000 and working capital of $7,111,000 at June 30, 2006. Management believes that these amounts along with the proceeds from the private placement that closed on July 6, 2006, and expected cash flows from operating activities are adequate to meet the Company’s requirements for the remainder of the year.

During the first two quarters of 2006, total gold ounces sold were below plan. Realized prices in both quarters were higher than planned. The Bellavista Mine was expected to sell 61,000 gold ounces during 2006 at a cash operating cost of $267 per ounce and a total cash cost of $280 per ounce. The mine has since encountered increases in fuel, electrical, and maintenance costs. In the second quarter, mechanical problems surrounding the secondary crusher resulted in lower tonnages being placed on the pads. The crushing problems in the second quarter and a delay in completion of the grinding plant until September will have a negative impact on production levels in the second half of the year. Extra spare parts were added to inventory to ensure that delays of this nature are avoided in the future. Glencairn has also experienced lower than expected recoveries in certain parts of the orebody, and is conducting detailed testing to assess the long-term impact on Bellavista gold production. For the six month period ending December 31, 2006 the mine is expected to sell 24,500 ounces at a cash operating cost of $290 per ounce and a total cash cost of $312 per ounce. In 2006, the Bellavista Mine is now expected to sell 48,000 gold ounces at a cash operating cost of $284 per ounce and a total cash cost of $295 per ounce.

For the six month period ending December 31, 2006 the Limon Mine is expected to sell 21,000 ounces at a cash operating cost of $369 per ounce and a total cash cost of $405 per ounce. In 2006, the Limon

Mine is still expected to sell 38,000 ounces of gold at a cash operating cost of $391 per ounce and a total cash cost of $427 per ounce.

For the balance of 2006, Bellavista capital expenditures are expected to include $1,400,000 to construct a grinding mill and $500,000 to start phase two of the leach pads. The mill will grind non-oxidized ore sufficiently fine so as to increase recoveries and it is expected to be in production by the second half of 2006 when the oxidized ore is mined out. The final purchase payment for the Bellavista Mine of $857,000 was paid in May 2006. Limon will require capital expenditures of $2,500,000 mostly for development of the Santa Pancha ore body that is expected to be in full production in the second half of 2006. For the balance of 2006, payments of $2,000,000 are required on long-term debt.

A small group of employees intermittently interrupted operations at the Limon Mine with road blockades in 2005. Other groups from the local community have also blockaded the roads. Operations were interrupted intermittently in the first quarter of 2006 and were suspended for three weeks in February, but since then there have been no interruptions. Management has resolved the issues and, while there can be no assurance, is hopeful that the situation will not be repeated in the future.

The acquisition of La Libertad and Cerro Quema brings a significant improvement in Glencairn’s reserve and resource base. Glencairn plans to make significant investment at the La Libertad mining operation to ensure the operation achieves its potential. Yamana had begun a program of additional metallurgical test work and upgrading of the crushing and screening circuit and the implementation of permanent heap leach pads. Glencairn will complete this program to allow the operation to maximize recoveries. The maintenance department and parts inventories will be expanded to optimize equipment availability and efficiency. Glencairn also plans to implement a major pre-stripping program to allow steady-state production rates and optimum stripping ratios. These actions in conjunction with new on-site management are expected to result in significantly better performance. Glencairn is in the process of preparing a technical report in accordance with National Instrument 43-101 including an updated estimate of the mineral resources for the property. Glencairn estimates it will cost approximately US$10 million to complete the improvements at Libertad.

At Cerro Quema, Glencairn plans to initiate discussions with the 40% owner of the property with the goal of advancing the project towards production as soon as possible. At the same time, the Company plans to update the feasibility study completed by a previous owner in 2002 to reflect current costs of goods and services.

Glencairn plans to incur US$3 million on exploration at its mine sites over the next 12 months.

Summary of Quarterly Results
(in thousands except per share amounts)

	2006 Q2	2006 Q1	2005 Q4	2005 Q3
Sales	$12,441	$11,511	$ 5,766	$ 4,237
Net earnings (loss)	$ 2,051	$ 1,770	$(1,463)	$ (987)
Earnings (loss) per share -
basic and diluted	$ 0.01	$ 0.01	$(0.01)	$(0.01)

	2005 Q2	2005 Q1	2004 Q4	2004 Q3
Sales	$ 4,143	$ 5,237	$ 5,295	$ 5,323
Net loss	$(1,401)	$ (226)	$ (323)	$(2,209)
Loss per share -
basic and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.02)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures detailed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Cost per ounce:

	Three months ended June 30

	2006			2005

	Limon Mine	Bellavista Mine	Consol.	Limon Mine	Bellavista Mine	Consol.

Statement of Operations (000's)
Cost of sales	$3,738	$ 2,698	$ 6,436	$3,349	—	$3,349
Gold sales (ounces)	9,437	10,700	20,137	9,657	—	9,657
Cost per ounce	$ 396	$ 252	$ 320	$ 347	—	$ 347

Total Cash Costs per ounce:

	Three months ended June 30

	2006			2005

	Limon Mine	Bellavista Mine	Consol.	Limon Mine	Bellavista Mine	Consol.

Statement of Operations (000's)
Cost of sales	$3,738	$ 2,698	$ 6,436	$3,349	—	$3,349
Royalties and production taxes	358	129	487	263	—	263

Cost base for calculation	$4,096	$ 2,827	$ 6,923	$3,612	—	$3,612

Gold sales (ounces)	9,437	10,700	20,137	9,657	—	9,657
Cost per ounce	$ 434	$ 264	$ 344	$ 374	—	$ 374

Cash Operating Cost per ounce:

	Three months ended June 30

	2006			2005

	Limon Mine	Bellavista Mine	Consol.	Limon Mine	Bellavista Mine	Consol.

Statement of Operations (000's)
Cost of sales	$ 7,172	$ 6,559	$13,731	$ 6,986	—	$ 6,986
Gold sales (ounces)	17,283	23,600	40,883	21,892	—	21,892
Cost per ounce	$ 415	$ 278	$ 336	$ 319	—	$ 319

Total Cash Costs per ounce:

	Three months ended June 30

	2006			2005

	Limon Mine	Bellavista Mine	Consol.	Limon Mine	Bellavista Mine	Consol.

Statement of Operations (000's)
Cost of sales	$ 7,172	$ 6,559	$13,731	$ 6,986	—	$ 6,986
Royalties and production taxes	615	273	888	548	—	548

Cost base for calculation	$ 7,787	$ 6,832	$14,619	$ 7,534	—	$ 7,534

Gold sales (ounces)	17,283	23,600	40,883	21,892	—	21,892
Cost per ounce	$ 451	$ 289	$ 358	$ 344	—	$ 344

Outstanding Share Data

The following common shares and convertible securities were outstanding at August 8, 2006:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise
Common shares				235,283,697
Warrants	Nov. 26/08	1.25	33,857,220	33,857,220
Warrants	Dec. 22/06	0.55	7,648,000	7,648,000
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants(1)	Dec. 22/07	0.38	790,000	790,000
Warrants on above	Dec. 22/06	0.55		395,000
Agents’ warrants(1)	July. 06/07	0.60	1,800,000	1,800,000
Warrants on above	Jul. 22/06	0.80		900,000
Options	Jul 24/06 to Jul 13/13	0.23 to 0.95	17,617,334	17,617,334

				313,291,751

Note 1: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This Management’s Discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and applicable Canadian securities legislation. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

August 9, 2006

Glencairn Gold Corporation
Consolidated Statements of Operations
(unaudited)
(US Dollars and shares in thousands, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2006	2005	2006	2005
Sales		$ 12,441	$ 4,143	$ 23,952	$ 9,380

Cost of sales		6,436	3,349	13,731	6,986
Royalties and production taxes		487	263	888	548
Depreciation and depletion		1,643	282	3,433	689
Accretion expense	7	32	61	64	121

		8,598	3,955	18,116	8,344

Earnings from mining operations		3,843	188	5,836	1,036

Expenses and other income
General and administrative		1,324	765	2,131	1,863
Stock options	8,9	190	171	214	329
Exploration		—	348	100	898
Other (income) expense	2	278	305	(430)	(427)

		1,792	1,589	2,015	2,663

Net earnings (loss)		$ 2,051	$ (1,401)	$ 3,821	$ (1,627)

Earnings (loss) per share - basic and diluted		$ 0.01	$ (0.01)	$ 0.02	$ (0.01)

Weighted average number of shares outstanding		172,511	155,242	171,905	154,923

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Balance, beginning of period	$(12,379)	$(10,298)	$(14,149)	$(10,072)
Net earnings (loss)	2,051	(1,401)	3,821	(1,627)

Balance, end of period	$(10,328)	$(11,699)	$(10,328)	$(11,699)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Glencairn Gold Corporation
Consolidated Balance Sheets
(unaudited)
(US Dollars in thousands)

	Note	June 30 2006	December 31 2005

Assets
Current
Cash and cash equivalents		$ 6,409	$ 6,799
Marketable securities		110	210
Accounts receivable and prepaids		2,734	1,487
Note receivable		129	123
Product inventory	3	4,680	3,799
Supplies inventory		5,689	5,369

		19,751	17,787
Deferred financing costs	4	355	533
Restricted cash		250	250
Property, plant and equipment	5	52,992	51,669

		$ 73,348	$ 70,239

Liabilities
Current
Accounts payable and accrued liabilities		$ 7,859	$ 7,933
Current portion of long-term debt	6	4,500	3,500
Current portion of asset retirement obligations	7	281	210

		12,640	11,643
Long-term debt	6	—	2,500
Asset retirement obligations	7	1,522	1,672

		14,162	15,815

Shareholders' Equity
Warrants	8	5,979	5,972
Agent's options	8	81	163
Contributed surplus	8	5,430	5,306
Common shares	8	58,024	57,132
Deficit		(10,328)	(14,149)

		59,186	54,424

		$ 73,348	$ 70,239

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
(unaudited)
(US Dollars in thousands)

			Three months ended June 30		Six months ended June 30
	Note		2006	2005	2006	2005
Operating activities
Net earnings (loss)			$ 2,051	$(1,401)	$ 3,821	$(1,627)
Asset retirement obligations settled	7		(126)	(142)	(143)	(205)
Items not affecting cash:
Depreciation and depletion			1,643	282	3,433	689
Accretion expense	7		32	61	64	121
Stock options and warrants	9		190	171	214	329
Gain on sale of marketable securities	2		(40)	—	(40)	(14)
Loss (gain) on sale of property, plant and
equipment	2		41	(197)	(814)	(1,325)
Amortization of deferred financing costs	4		88	59	178	59
Unrealized foreign exchange (gain) loss			(7)	5	(7)	7
Change in non-cash working capital	10		(1,495)	1,919	(2,621)	2,629

Cash generated from operating activities			2,377	757	4,085	663

Financing activities
Deferred financing costs			—	(474)	—	(474)
Long-term debt (repayment) proceeds	6		(1,000)	4,000	(1,500)	4,000
Common shares issued	8		710	38	727	379

Cash (used in) generated from financing
activities			(290)	3,564	(773)	3,905

Investing activities
Proceeds from sale of marketable securities			141	—	141	15
Increase in restricted cash			—	—	—	(100)
Purchase of property, plant and equipment			(2,917)	(9,725)	(4,738)	(16,829)
Net proceeds from sale of property, plant and
equipment			40	2,480	895	2,562

Cash used in investing activities			(2,736)	(7,425)	(3,702)	(14,352)

Decrease in cash and cash equivalents			(649)	(2,924)	(390)	(9,784)
Cash and cash equivalents, beginning of
period			7,058	6,868	6,799	13,728

Cash and cash equivalents, end of period			$ 6,409	$ 3,944	$ 6,409	$ 3,944

Supplemental cash flow information		10

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

1.    NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua and the Bellavista Mine in Costa Rica. The Bellavista Mine achieved commercial production in December 2005. The Company also owns the Keystone Mine, a depleted property in Canada, which is currently under reclamation.

The unaudited interim consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.    OTHER (INCOME) EXPENSE

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

(in thousands)
Interest and other income	$(37)	$(29)	$(88)	$ (98)
Gain on sale of marketable securities	(40)	—	(40)	(14)
Loss (gain) on sale of property, plant and
equipment (note 5)	41	(197)	(814)	(1,325)
Foreign exchange	(25)	433	(108)	902
Interest and finance fees	276	98	557	108
Write down of accounts receivable	63	—	63	—

	$ 278	$ 305	$(430)	$ (427)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

3.    PRODUCT INVENTORY

	June 30 2006	December 31 2005
(in thousands)

Recoverable gold on the heap leach pads	$3,592	$2,112
In-process inventories	639	1,234
Precious metals inventory	449	453

Total	$4,680	$3,799

4.   Deferred Financing Costs

	June 30 2006	December 31, 2005
(in thousands)
Financing costs	$ 768	$ 768
Accumulated amortization	(413)	(235)

	$ 355	$ 533

5.   PROPERTY, PLANT AND EQUIPMENT

	June 30 2006	December 31 2005
(in thousands)

Producing properties:
Limon Mine, Nicaragua
Cost	$23,615	$22,889
Accumulated depreciation and depletion	(15,566)	(14,939)

	8,049	7,950

Bellavista Mine, Costa Rica (a)
Cost	45,233	43,846
Accumulated depreciation and depletion	(3,298)	(615)

	41,935	43,231
Deferred stripping	2,940	410

	44,875	43,641

Corporate property:
Cost	183	170
Accumulated depreciation
	(115)	(92)

	68	78

	$52,992	$51,669

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

(a)    Limon Mine, Nicaragua

Included in cost, is $1,657,000 of development expenditures on the Santa Pancha mine, which will not be depreciated until gold production commences.

(b)    Bellavista Mine, Costa Rica

In February 2006, the Company sold surplus land near the Bellavista Mine for $900,000. The gain on the sale, net of selling expenses, was $855,000.

The Company was responsible for a final purchase payment of Cdn$1,000,000 ($896,000) to a former owner of the Bellavista Mine. This amount has been paid and included in the cost of property, plant and equipment at June 30, 2006.

Included in cost, is $300,000 of expenditures related to the installation of the mill facility, which will not be depreciated until the mill has been commissioned, which is expected to be in the third quarter of 2006.

Deferred stripping:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

(in thousands)
Balance, beginning of period	$ 1,881	$—	$ 410	$—
Costs deferred	1,142	—	2,613	—
Amortization	(83)	—	(83)	—

Balance, end of period	$ 2,940	$—	$ 2,940	—

6.    LONG-TERM DEBT

	June 30 2006	December 31, 2005
(in thousands)
Total debt	$4,500	$ 6,000
Current portion	4,500	(3,500)

Long-term debt	$ —	$ 2,500

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

Repayments are scheduled as follows:

Date	Amount
September 30, 2006	$1,000,000
December 31, 2006	1,000,000
March 31, 2007	1,000,000
June 30, 2007	1,500,000

$4,500,000

7.    ASSET RETIREMENT OBLIGATIONS

	Three months ended June 30, 2006

	Limon Mine	Bellavista Mine	Keystone Mine	Total

Balance, beginning of period	$931	$556	$400	$1,897
Liabilities incurred	—	—	—	—
Liabilities settled	—	—	(126)	(126)
Accretion expense	16	9	7	32

Balance, end of period	947	575	281	1,803
Less: current portion	—	—	281	281

	$947	$575	$—	$1,522

	Three months ended June 30, 2005

	Limon Mine	Bellavista Mine	Keystone Mine	Total

Balance, beginning of period	$1,726	$316	$1,614	$3,656
Liabilities incurred	—	1,247	—	1,247
Liabilities settled	—	—	(142)	(142)
Accretion expense	30	5	26	61

Balance, end of period	1,756	1,568	1,498	4,822
Less: current portion	—	—	(1,265)	(1,265)

	$1,756	$1,568	$233	$3,557

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

	Six months ended June 30, 2006

	Limon Mine	Bellavista Mine	Keystone Mine	Total

Balance, beginning of period	$915	$556	$411	$1,882
Liabilities incurred	—	—	—	—
Liabilities settled	—	—	(143)	(143)
Accretion expense	32	19	13	64

Balance, end of period	947	575	281	1,803
Less: current portion	—	—	281	281

	$947	$575	$—	$1,522

	Six months ended June 30, 2005

	Limon Mine	Bellavista Mine	Keystone Mine	Total

Balance, beginning of period	$1,697	$300	$1,650	$3,647
Liabilities incurred	—	1,259	—	1,259
Liabilities settled	—	—	(205)	(205)
Accretion expense	59	9	53	121

Balance, end of period	1,756	1,568	1,498	4,822
Less: current portion	—	—	(1,265)	(1,265)

	$1,756	$1,568	$233	$3,557

8.    CAPITAL STOCK

i)	Warrants

A summary of the transactions in the warrant account in 2006 are as follows:

	Number of Warrants	Amount

(in thousands)
At December 31, 2005	41,757	$ 5,972
Exercise of warrants	(417)	(7)
Exercise of agent's options	395	14

At June 30, 2006	41,735	$ 5,979

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

        The following table summarizes further information about the warrants outstanding as at June 30, 2006:

Exercise Price	Number Outstanding at June 30, 2006	Expiry Date

(Cdn$)	(in thousands)

$0.55	7,878	December 22, 2006
$1.25	33,857	November 26, 2008

ii)	Agent’s Options

A summary of the transactions in the agent’s options account in 2006 are as follows:

	Number of Agent’s Options	Amount

(in thousands)

At December 31, 2005	1,580	$163
Exercise of agent's options for
common shares and warrants	(790)	(82)

At June 30, 2006	790	$81

iii)	Contributed surplus

        A summary of the transaction in the contributed surplus account in 2006 is as follows:

Amount

(in thousands)

At December 31, 2005	$5,306
Grant of employee stock options	214
Exercise of options	(90)

At June 30, 2006	$5,430

iv)	Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

A summary of the transactions in the common share account in 2006 are presented below:

	Number of Common Shares	Amount

(in thousands)

At December 31, 2005	171,207	$57,132
Share options exercised	590	380
Warrants exercised	417	213
Agent's options exercised	790	329
Less: share issue costs	—	(30)

At June 30, 2006	17,004	$58,024

A summary of the stock option transactions in 2006 are presented below:

	Number of Options	Weighted- Average Exercise Price

	(in thousands)	(Cdn$)

At December 31, 2005	12,746	$0.68
Exercised	(590)	0.55
Granted	850	0.61

At June 30, 2006	13,006	$0.69

The following table summarizes information about the stock options outstanding as at June 30, 2006:

Options outstanding and exercisable

Exercise Prices	Number Outstanding at June 30, 2006	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price

(Cdn$)	(in thousands)	(in years)	(Cdn$)
$0.23 to $0.50	3,813	2.4	0.41
$0.55 to $0.95	9,105	2.7	0.79
$1.17 to $1.77	88	0.9	1.53

$0.23 to $1.77	13,006	2.6	$0.69

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

9.     STOCK – BASED COMPENSATION

The Company uses the fair value method of accounting and recognized stock option expense of $24,000 (2005 — $158,000) for its stock-based compensation plan.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	4.07%
Expected volatility:	58%
Dividend yield:	0%

10.     SUPPLEMENTAL CASH FLOW INFORMATION

        Change in non-cash working capital:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

(in thousands) Accounts receivable and prepaids	$ (426)	$ 1,949	$(1,247)	$ 1,651
Product inventory	(257)	(185)	(980)	243
Supplies inventory	(185)	559	(320)	365
Accounts payable and accrued liabilities	(627)	(403)	(74)	370

	$(1,495)	$ 1,919	$(2,621)	$ 2,629

Non-cash Financing activities:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

(in thousands)
Deferred financing costs settled by issue of
Warrants	$—	$ 288	$—	$ 288

Asset retirement obligations	$—	$1,247	$—	$1,259

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

Non-cash investing activities:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

(in thousands) Marketable securities received as proceeds
from the sale of property, plant and
equipment	$—	$ 197	$—	$ 262

Asset retirement costs incurred	$—	$1,247	$—	$1,259

Operating activities included the following cash payments:

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

(in thousands) Interest paid	$188	$1	$379	$11

11.    RELATED PARTY TRANSACTIONS

General and administrative expense at June 30, 2006 includes a recovery of $123,000 (2005- $73,000 from Blue Pearl Mining Ltd. (“Blue Pearl”) for administrative services provided to Blue Pearl. Three of the directors of Blue Pearl are also directors of the Company. Accounts receivable at June 30, 2006 includes $35,000 (December 31, 2005 — $22,000) related to these amounts.

12.    SEGMENT INFORMATION

The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica) and Corporate (Canada). The Keystone Mine, which ceased operating in April 2000, and the Vogel Project, which was sold during 2005, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company’s segments are summarized in the table below.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

(i)	Segment Statements of Operations (thousands of dollars)

	Three months ended June 30, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$5,854	$6,587	$—	$12,441

Cost of sales	3,738	2,698	—	6,436
Royalties and production taxes	358	129	—	487
Depreciation and depletion	346	1,284	13	1,643
Accretion expense	16	9	7	32

	4,458	4,120	20	8,598

Earnings (loss) from mining operations	1,396	2,467	(20)	3,843

Expenses and other income
General and administrative	—	—	1,324	1,324
Stock options and warrants	—	—	190	190
Exploration	—	—	—	—
Other expense	47	77	154	278

	47	77	1,668	1,792

Net earnings (loss)	$1,349	$2,390	$(1,688)	$2,051

	Three months ended June 30, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$4,143	$—	$—	$4,143

Cost of sales	3,349	—	—	3,349
Royalties and production taxes	263	—	—	263
Depreciation and depletion	272	—	10	282
Accretion expense	30	5	26	61

	3,914	5	36	3,955

Earnings (loss) from mining operations	229	(5)	(36)	188

Expenses and other income
General and administrative	—	—	765	765
Stock options and warrants	—	—	171	171
Exploration	347	—	1	348
Other (income) expense	311	—	(6)	305

	658	—	931	1,589

Net loss	$(429)	$(5)	$(967)	$(1,401)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

	Six months ended June 30, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$10,205	$13,747	$—	$23,952

Cost of sales	7,172	6,559	—	13,731
Royalties and production taxes	615	273	—	888
Depreciation and depletion	622	2,788	23	3,433
Accretion expense	32	19	13	64

	8,441	9,639	36	18,116

Earnings (loss) from mining operations	1,764	4,108	(36)	5,836

Expenses and other income
General and administrative	—	—	2,131	2,131
Stock options and warrants	—	—	214	214
Exploration	100	—	—	100
Other (income) expense	18	(794)	346	(430)

	118	(794)	2,691	2,015

Net earnings (loss)	$1,646	$4,902	$(2,727)	$3,821

	Six months ended June 30, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$9,380	$—	$—	$9,380

Cost of sales	6,986	—	—	6,986
Royalties and production taxes	548	—	—	548
Depreciation and depletion	669	—	20	689
Accretion expense	59	9	53	121

	8,262	9	73	8,344

Earnings (loss) from mining operations	1,118	(9)	(73)	1,036

Expenses and other income
General and administrative	—	—	1,863	1,863
Stock options and warrants	—	—	329	329
Exploration	896	—	2	898
Other (income) expense	677	—	(1,104)	(427)

	1,573	—	1,090	2,663

Net loss	$(455)	$(9)	$(1,163)	$(1,627)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

(ii)	Segment Balance Sheets (thousands of dollars)

	Three months ended June 30, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$408	$1,644	$9	$2,061

	Three months ended June 30, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$1,094	$8,630	$1	$9,725

	Six months ended June 30, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$726	$4,000	$12	$4,738

	Six months ended June 30, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$1,870	$14,945	$14	$16,829

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005 (unaudited)
(US Dollars – unless otherwise noted)

	As at June 30, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Cash and cash equivalents	$179	$61	$6,169	$6,409
Other current assets	7,269	5,418	655	13,342
Property, plant and equipment	8,050	44,874	68	52,992
Other non-current assets	—	250	355	605

Total assets	$15,498	$50,603	$7,247	$73,348

	As at December 31, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Cash and cash equivalents	$460	$163	$6,176	$6,799
Other current assets	7,106	3,579	303	10,988
Property, plant and equipment	7,950	43,641	78	51,669
Other non-current assets	—	250	533	783

Total assets	$15,516	$47,633	$7,090	$70,239

13.    SUBSEQUENT EVENTS

On July 6, 2006, the Company acquired a 100% interest in La Libertad gold mine in Nicaragua and a 60% interest in Cerro Quema an advanced gold project in Panama from Yamana Gold Inc. Total consideration for the acquisition was 32 million Glencairn common shares valued at $20,894,000 (Cdn$22,976,000).

In conjunction with the acquisition, on July 6, 2006, the Company issued a private placement of 30 million subscription receipts at a price of Cdn$0.60 per subscription receipt for gross proceeds of $15.5 million (Cdn$18 million), sold on an underwritten basis through a syndicate of underwriters. Each subscription receipt entitled the holder to one common share and one-half common share purchase warrant, without payment of additional consideration. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$0.80 until the earlier of:

(iii)	Two years following closing, or

(iv)

At the option of Glencairn, the date that is 30 days following provision of notice to warrantholders from the Company that the closing price of its common shares on the Toronto Stock Exchange has been at least Cdn$1.20 for 30 consecutive trading days (such notice not to be provided prior to the date which is four months and a day following closing).

CORPORATE INFORMATION

Head Office
500-6 Adelaide Street East
Toronto, ON
M5C 1H6
Phone: 416-860-0919
Fax: 416-367-0182
E-mail: info@glencairngold.com

Kerry J. Knoll
Chairman

Peter W. Tagliamonte
President and Chief Executive Officer

T. Derek Price
Vice-President Finance and Chief Financial Officer

Gaston Araya
Vice-President, Operations

Michael G. Gareau
Vice President, Explorations

Olav Svela
Vice-President, Investor Relations

Franz Ulloa
Manager, Central America

Lorna D. MacGillivray
Corporate Secretary and General Counsel

Listing
Toronto Stock Exchange (TSX)
Stock Symbol: GGG
Warrant Symbol: GGG. WT

American Stock Exchange (AMEX)
Stock Symbol: GLE

Transfer Agent

Equity Transfer Services Inc.
420-120 Adelaide Street West
Toronto, Ontario
M5H 4G3
Phone: 416-361-0930
Fax: 416-361-0470

www.glencairngold.com

EXHIBIT 2

FORM 52-109F2

Certification of Interim Filings

I, Peter W. Tagliamonte, President and Chief Executive Officer of Glencairn Gold Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures the for issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  August 9, 2006

Signed:    “Peter W. Tagliamonte”
_____________________________________
Peter W. Tagliamonte
President and Chief Executive Officer

EXHIBIT 3

FORM 52-109F2

Certification of Interim Filings

I, Derek Price, Vice President and Chief Financial Officer of Glencairn Gold Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  August 9, 2006

Signed:  “Derek Price”
_____________________________________________
Derek Price
Vice President Finance and Chief Financial Officer